OCCULOGIX, INC.
COMPLAINT AND REPORTING PROCEDURES
Effective July, 2005

Summary

The Complaint and Reporting Procedures adopted by the Company’s Audit Committee provides an avenue for all Company employees to report suspected improper financial or management activity.

Complaint and Reporting Procedures

Any person may submit a good faith complaint, report or concern regarding accounting or auditing matters relating to OCCULOGIX, Inc. and its subsidiaries (the “Company”) or violations of the Company’s policies to the Audit Committee without fear of dismissal or retaliation of any kind. The Company’s Board of Directors and its management are committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices.

In order to facilitate the reporting, the Company’s Audit Committee has established the following procedures for: (a) the receipt, retention and treatment of complaints, reports and concerns regarding accounting, internal accounting controls or auditing matters (“Accounting Matters”) and regarding potential violations of applicable laws, rules and regulations or of the Company’s codes, policies and procedures (“Compliance Matters”); and (b) the confidential, anonymous submission of complaints, reports and concerns regarding Accounting Matters or Compliance Matters.

Receipt of Calls

Any person with concerns regarding Accounting Matters or Compliance Matters may report their concerns on a confidential or anonymous basis to the Audit Committee of the Company by calling the independent, toll-free ValuesLine established by the Audit Committee for that purpose. The toll-free ValuesLine number is 1-888-475-8376 and it is available 24 hours a day, 7 days a week. Alternatively, an employee may also submit his or her complaint, report or concern via a secured website at https://www.compliance-helpline.com/Occulogix.jsp . These procedures will also be posted on the Company’s website at www.Occulogix.com.

Direct Correspondence with Non-Management Directors

The ValuesLine will allow interested persons to make their concerns regarding the Company and its management known to the non-management directors of the Company on a direct, anonymous and confidential basis.

Scope of Matters Covered by Procedures

These procedures relate to complaints, reports and concerns about questionable accounting, internal accounting controls or auditing matters, including:

•	the circumvention or attempted circumvention of internal accounting controls;
•	fraud or error in the preparation, evaluation, review or audit of any financial statement of the Company;
•	fraud or error in the recording and maintaining of financial records of the Company;
•	deficiencies in or noncompliance with the Company’s internal accounting controls;
•
misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports (including discussions in quarterly and annual reports filed with the Securities and Exchange Commission) or audit reports of the Company; and

•	deviation from full and fair reporting of the Company’s financial condition.

These procedures also relate to reports of violations, including violations of:

•	applicable laws, rules and regulations;
•	listing standards of the National Association of Securities Dealers (NASD);
•	the Company’s Corporate Code of Business Conduct and Ethics;
•	the Company’s Policy on Insider Trading (See Disclosure Policy); and
•	any other code, policy or procedure established by the Company.

Treatment of Complaints and Reports

The Audit Committee has retained a third party provider to accept, verify and log all calls, complaints, reports and concerns received. Upon receipt of a call, complaint, report or concern, the third party provider will notify the Audit Committee. The Audit Committee will then (a) determine whether it pertains to Accounting Matters or Compliance Matters or is a concern addressed to the non-management directors of the Company and (b) when possible, acknowledge receipt to the sender (if so requested by the sender).

1.
Calls, complaints, reports and concerns relating to Accounting Matters will be reviewed, under Audit Committee direction and oversight, by the Internal Audit department or such other persons as the Audit Committee determines to be appropriate.

2.
Calls, complaints, reports and concerns relating to Compliance Matters will be reviewed, under Audit Committee direction and oversight, by the Company’s Legal department or Human Resources department, as appropriate.

3.
If a call, complaint, report or concern is intended for the non-management directors of the Company, the Audit Committee will inform the remaining non-management directors. The Audit Committee will also make the transcript/report of the call available to them.

Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee, the Board of Directors or the non-management directors, as applicable.

Protection of Employees from Reprisal and Confidentiality

The Company will not take any adverse action against anyone as a result of his or her good faith complaint, report or concern pursuant to these procedures. Furthermore, the Company will not discharge, demote, suspend, threaten, harass or in any manner discriminate against any employee in the terms and conditions of employment based upon any lawful actions taken by the employee with respect to a good faith reporting of complaints, concerns or other matters regarding the Company or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002.

It is the policy of the Audit Committee to address written complaints that allege acts or attempted acts of interference, reprisal, retaliation, threats, coercion, or intimidation against employees who disclose improper management activities pursuant to the procedures outlined above.

The Audit Committee and its representatives shall not reveal the identity of any person who makes or expresses a good faith complaint, report or concern regarding Accounting or Compliance Matters and who asks that his or her identity, as the person who made such call remain confidential. Furthermore, the Audit Committee will not make any effort, or tolerate any effort made by any other person or group, to ascertain the identity of any person who makes or expresses a good faith complaint, report or concern anonymously regarding Accounting or Compliance Matters.

Reporting and Retention of Complaints and Investigations

The third party provider will maintain a log of all calls, complaints, reports and concerns, tracking their receipt and reporting to the Audit Committee. The Chairman of the Audit Committee will maintain a log tracking the investigation and resolution of all calls, complaints, reports and concerns and will prepare a periodic summary report for the Audit Committee regarding its investigations of Accounting Matters. The Company’s Legal counsel will prepare a periodic summary report for the Audit Committee regarding his or her investigation of Compliance Matters.

Amendments

The Audit Committee of the Board of Directors of the Company may amend these procedures at any time, consistent with requirements of applicable laws, rules and regulations. All amendments to this policy will be posted on the Company’s website.

Adopted and Approved by

The Audit Committee of the Board of Directors of OCCULOGIX, Inc.

Georges Noël, Audit Committee Chairman
Tom Davidson, Audit Committee Member
Jay Holmes, Audit Committee Member
Dr. Richard Lindstrom, Audit Committee Advisor